================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000





================================================================================

CUSIP No. 155569-10-6                                                Page 1 of 2

                         SCHEDULE 14D-1 AND SCHEDULE 13D

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         General Electric Company;
         I.R.S. Identification No. 14-0689340
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds
              OO
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)
                                                                          [X]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  State of New York
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  95.1%
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares

                                                                          [_]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
                  95.1%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

CUSIP No. 155569-10-6                                               Page 2 of 2

                         SCHEDULE 14D-1 AND SCHEDULE 13D

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         General Electric Capital Corporation;
         I.R.S. Identification No. 13-1500700
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds
                  OO
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)
                                                                          [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  State of New York
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  95.1%
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares

                                                                          [_]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
                  95.1%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

         This Amendment No. 5 ("Amendment No. 5") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 6.           INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

         Item 6(a) and (b) are hereby amended and supplemented by adding thereto the following:

                  (a) and (b). As of October 9, 1997, GE Capital had received valid acceptances of the Offer in respect of 701,669,215 CTR Shares (including CTR Shares represented by CTR ADSs), which represents approximately 95.1% of the outstanding CTR Shares.

                                   SIGNATURES


         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 10, 1997

                                            General Electric Company


                                            By /s/ Robert E. Healing
                                               --------------------------
                                               Name:  Robert E. Healing
                                               Title: Corporate Secretary


                                            General Electric Capital Corporation


                                            By /s/ R. Todd Bradley
                                               --------------------------
                                               Name:  R. Todd Bradley
                                               Title: Vice President

                                  EXHIBIT INDEX


Exhibit
Number                              Description of Document